EXHIBIT 99.1


B Communications Successfully Raises NIS 400 Million in a Private
Placement of its Ordinary Shares

Press Release
Source: B Communications Ltd.
On Wednesday March 17, 2010, 2:49 pm

RAMAT-GAN, Israel--(BUSINESS WIRE)--B Communications Ltd. (formerly 012 Smile.Communications Ltd.) (NASDAQ:BCOM - News) (formerly SMLC) (the:
"Company"), today announced that the Company has successfully raised NIS 400 million (US $108 million) in a private placement of 3,448,275 of its ordinary shares to Israeli institutional investors and the Company's controlling shareholder, Internet Gold - Golden Lines (NASDAQ:IGLD - News) ("Internet Gold").

The offering price of NIS 116 (approximately $31.2) per ordinary share was determined by means of a tender by third party institutional investors. The offering price represents a premium of 1.5% above the opening price of the Ordinary Shares today on the Tel-Aviv Stock Exchange, and a premium of 7% above the minimum price of the tender.

Based on Internet Gold's irrevocable undertaking to subscribe for approximately 75% of the offering on the same terms and conditions negotiated with the third-party institutional investors, Internet Gold will purchase 2,599,310 ordinary shares which represent approximately 75% of the shares sold in the private placement.

Eli Holtzman, CEO of B Communications commented: "Our main goal in this private offering is to improve our available financial resources and metrics, including our working capital and debt to equity ratio post the Bezeq transaction. We are very pleased with the results and are looking forward to the successful closing of the Bezeq acquisition. We thank the investors for their vote of confidence."

This transaction was led by Poalim I.B.I. - Underwriting & Issuing Ltd. The distributor group also included Giza Zinger Even Capital Markets Ltd., Leader Issuing (1993) Ltd, Apex Underwriting and Issue Management Ltd, Discount Underwriters and Issuing Ltd., and Barak Capital Underwriting.

The shares were offered exclusively in Israel to Israeli institutional investors and Internet Gold. The funds raised from the investors in the private placement will be deposited in trust until the issuance of the shares by the Company, which is subject to receipt of the Tel Aviv Stock Exchange and NASDAQ Stock Market approvals for the listing of the shares. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About B Communications Ltd.

B Communications Ltd. (formerly 012 Smile.Communications Ltd.) (NASDAQ: BCOM -
News) is a 75.3%-owned subsidiary of Internet Gold (Nasdaq: IGLD - News). Internet Gold is a subsidiary of Eurocom Communications Ltd. In October 2009, 012 Smile.Communications signed a definitive agreement to purchase the controlling interest (approximately 30.66%) in Bezeq, The Israel Telecommunication Corp. Ltd., Israel's largest telecommunications provider (TASE: BZEQ). For further information, please visit our website: www.012smile.com


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Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include risks associated with the pending acquisition of the controlling interest in Bezeq The Israel Telecommunication Corp. and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
B Communications Ltd.
Idit Azulay - i.azulay@smile.net.il / +972-72-2003848 or
Investor relations contacts:
Mor Dagan - Investor Relations - mor@km-ir.co.il / Tel: +972-3-516-7620